United States securities and exchange commission logo





                            July 26, 2022

       Joshua B. Goldstein
       General Counsel and Secretary
       Masterworks 145, LLC
       225 Liberty St. 29th Floor
       New York, New York 10281

                                                        Re: Masterworks 145,
LLC
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed July 20, 2022
                                                            File No. 024-11899

       Dear Mr. Goldstein:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Offering Statement on Form 1-A Filed July 20, 2022

       Summary of Administrator Compensation
       Example of compensation calculation, page 53

   1. Please revise the hypothetical Administrator compensation table to include an additional column which discloses
the aggregate ownership percentage the Class A preferred shares represent on a yearly
basis over the disclosed 10 year period.
       General

   2. We note that you revised Section 3.3 of your Agreement to specify that upon mutual agreement of the Class
B Members and the Company, the Class B Ordinary Shares may
                                                        be redeemed by the
Company for a nominal amount. Please include such disclosure in your offering
statement.
 Joshua B. Goldstein
Masterworks 145, LLC
July 26, 2022
Page 2

       Please contact Taylor Beech at 202-551-4515 or Donald Field at 202-551-3680 with any questions.



FirstName LastNameJoshua B. Goldstein                    Sincerely,
Comapany NameMasterworks 145, LLC
                                                         Division of
Corporation Finance
July 26, 2022 Page 2                                     Office of Trade &
Services
FirstName LastName